SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Tax ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

SECOND QUARTER 2022

São Paulo, July 21, 2022 – Braskem S.A. (“Braskem” or “Company”) reports to its shareholders and the market its Production & Sales Report for the second quarter of 2022. Note that the information herein is based on preliminary data and that figures have not been revised by the independent auditor of the Company.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

Contents

1. INDUSTRIAL PERFORMANCE 2Q22	2
1.1 BRAZIL	2
1.2 UNITED STATES & EUROPE	3
1.3 MEXICO	3
2. SALES PERFORMANCE 2Q22	4
2.1 BRAZIL	4
2.2 UNITED STATES & EUROPE	6
2.3 MEXICO	6

1.	INDUSTRIAL PERFORMANCE 2Q22
1.1	BRAZIL

Average utilization rate of petrochemical crackers: decreased compared to 1Q22 (-12 p.p.) and to 2Q21 (-2 p.p.) due to: (i) the scheduled maintenance shutdown carried out at the petrochemical complex in Rio Grande do Sul over 47 days; (ii) the scheduled maintenance shutdown carried out at the Alagoas PVC plant over 37 days, affecting the capacity utilization rate of the petrochemical complex in Bahia; and (iii) the feedstock shortage at the petrochemical complexes of Rio de Janeiro and ABC, São Paulo due to the lower supply and the scheduled maintenance shutdowns of a domestic supplier, respectively.

Average utilization rate of green ethylene: increased compared to 1Q22 (+10 p.p.), due to the resumption of production after the scheduled maintenance shutdown, carried out in January 2022. Compared to 2Q21, the utilization rate decreased (-8 p.p.), due to problems with the supply of ethanol and scheduled and unscheduled shutdowns at the polymers unit in Rio Grande do Sul.

2

1.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: in the United States, the utilization rate decreased in relation to 1Q22 (-7 p.p.) and 2Q21 (-17 p.p.) due to scheduled maintenance shutdowns and minor unscheduled shutdowns at PP plants in the period.

In Europe, the utilization rate decreased in relation to 1Q22 (-10 p.p.) and 2Q21 (-17 p.p.), explained by the lower feedstock availability due to operational problems at a local supplier and weaker demand in the period.

1.3	MEXICO

Average utilization rate of PE plants: decreased compared to 1Q22 (-13 p.p.), due to: (i) the reduction in ethane supply by PEMEX, which stood at 22,100 barrels per day in the quarter average, resulting from operational problems and maintenance shutdowns at PEMEX assets; and (ii) the unscheduled shutdowns at the petrochemical complex caused by power system instabilities. In relation to 2Q21, the increase of 9 p.p. is mainly explained by the better Fast Track utilization rate during 2Q22.

3

Additionally, in June, the Fast Track solution registered a supply record, operating in the month with an average of 24,100 barrels per day, equivalent to 96% of utilization rate. In 2Q22, Fast Track operations complemented the supply of feedstock with 21,900 barrels per day of ethane imported from the United States, representing 88% of utilization rate.

2.	SALES PERFORMANCE 2Q22
2.1	BRAZIL

Resin sales volume: in the Brazilian market, remained in line with 1Q22, supported by the stable local demand. In relation to 2Q21, the increase (+11%) is explained by the higher market share, which had decline in 2Q21, mainly due to the scheduled general maintenance shutdown at the petrochemical complex in ABC, São Paulo and the higher import volumes in the same period of the previous year.

Exports increased in 2Q22 compared to 1Q22 (+7%), due to higher PE sales in the export market, given the lower PE availability in the United States for exports and better logistics conditions for exports. In relation to 2Q21, exports increased 29%, due to better logistics conditions for exports.

4

Green PE sales volume: the increase in sales in relation to 1Q22 (+12%) was driven by the better logistics conditions. Compared to 2Q21, Green PE sales increased (+14%), due to the higher product availability given the unscheduled shutdown in 1Q21.

Main chemicals sales volume1: in the Brazilian market, sales volume decreased in relation to 1Q22 (-11%), explained by the lower sales of (i) benzene and gasoline, due to the lower product availability for sale given the lower utilization rate of petrochemical crackers in the period; and (ii) paraxylene, explained by a scheduled shutdown carried out at a client. Compared to 2Q21, sales increased (+2%) due to the higher sales volume, especially of cumene, supported by the expansion of market share and reduction of imported volume to meet customer demand of the domestic market.

Exports decreased in relation to 1Q22 (-5%), mainly due to the lower product availability for export in the period. In relation to 2Q21, exports decreased (-39%), mainly explained by lower exports of butadiene and benzene, due to lower product availability for export, despite the increase in gasoline exports due to better margins in the export market in the period.

1 Main chemicals comprise: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

5

2.2	UNITED STATES & EUROPE

PP sales volume: in the United States, sales volume increased in relation to 1Q22 (+15%) and 2Q21 (+4%), as stable demand for PP in the quarter was supported by drawing from existing inventory.

In Europe, PP sales volume decreased in relation to 1Q22 (-15%) and 2Q21 (-19%), reflecting the lower demand in the period.

2.3	MEXICO

PE sales volume: decreased (-13%) compared to 1Q22, due to the lower product availability for sale, which was partially offset by the consumption of inventory during 2Q22. In relation to 2Q21, the increase (+23%) is explained by the higher product availability for sale compared to the prior-year period.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from covid-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations.  For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.